

September 23, 2010

Mr. Joseph Fiore
Chief Financial Officer
Eat at Joe's Ltd.
670 White Plains Road, Suite 120
Scarsdale, New York 10583

> **Re: Eat at Joe's Ltd.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 033-20111**

Dear Mr. Fiore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009
Item 9A(T). Controls and Procedures, page 12

1. We have reviewed the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, to determine whether you provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-K. While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

2. In addition, please consider whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief